Metalla Strengthens Board and Technical Advisors

TSXV: MTA
OTCQX: MTAFF

VANCOUVER, May 14, 2019 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that effective immediately it has appointed James Beeby to the board of directors subject to regulatory approvals. Frank Hanagarne has been appointed as technical advisor to the Company and as part of this transition has resigned from the board of directors.

"We are privileged to have Mr. Beeby join the Metalla team" commented Brett Heath, President, and CEO of Metalla. "Mr. Beeby has risen to the top of his field as a corporate securities lawyer overseeing billions of dollars of finance and merger and acquisition transactions. As Metalla continues to grow by accretive acquisition, Mr. Beeby will be an invaluable source of information and strategic support."

Mr. Heath continued, "We would like to thank Mr. Hanagarne for his time serving on the board of directors and are excited to have him transition to take a more active role being able to further utilize his strong technical background and operational experience over the past 35 years from world-class mining companies."

APPOINTMENT OF JAMES BEEBY TO THE BOARD

Mr. Beeby is a partner at a national Canadian law firm with over 20 years' experience advising clients on corporate finance and mergers and acquisitions matters with a focus in the mining industry. Mr. Beeby has been recognized in Best Lawyers in Canada, the Canadian Legal Lexpert Directory and Who's Who Legal Canada in a number of different practice areas. Mr. Beeby holds Bachelor of Laws degrees from the University of British Columbia and Warwick University (England) and is a member of the Law Society of British Columbia.

APPOINTMENT OF FRANK L. HANAGARNE JR. AS TECHNICAL ADVISOR

Mr. Hanagarne is a seasoned mining executive with over 35 years of experience. Previously, he spent 7 years at Coeur Mining, Inc. holding the positions of Sr. Vice President and Chief Financial Officer and Chief Operating Officer. Prior to that, he had 17 years of service at Newmont Mining. While at Newmont, Mr. Hanagarne managed the royalty portfolio acquired by Newmont (Newmont Capital) from Franco Nevada which included a global distribution of over 200 royalty assets. He led an extensive portion of the effort undertaken to vend the royalty portfolio in 2007 for CAD$ 1.3B through the IPO of Franco Nevada. Mr. Hanagarne also served in responsible positions including Operations, Director of Corporate Development, and as Chief Operating Officer of Valcambi, SA, a precious metal refiner in Switzerland, in which Newmont Mining Corporation has an equity interest. Mr. Hanagarne has a Master's degree in Business Administration from the University of Nevada, Reno, and a Bachelor of Science Degree in Metallurgical Engineering from the New Mexico Institute of Mining and Technology.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 16:57e 14-MAY-19